WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the Cowen & Company 34th Annual Healthcare Conference

Jerusalem, February 28, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) will host a live audio webcast at the Cowen & Company 34th Annual Healthcare Conference in Boston, MA. Eyal Desheh, EVP & CFO will present on Tuesday, March 4, 2014 at 11:20 AM EST

What:	Teva Presentation at the Cowen & Company 34th Annual Healthcare Conference
Who:	Eyal Desheh, EVP & Chief Financial Officer, Teva Pharmaceutical Industries Ltd.
When:	Tuesday, March 4, 2014

Where: http://wsw.com/webcast/cowen16/teva

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s Website at http://ir.tevapharm.com.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.